UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                West Marine, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    954235107
                                 (CUSIP Number)

                               Randolph K. Repass
                               500 Westridge Drive
                          Watsonville, California 95076
                                 (831) 728-2700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 13, 2008
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.     |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



-------------------- ----------------------------------------------------------------------------------------------------------
                     Name of Reporting Person
1
                                                                                            Randolph K. Repass
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
                     Check the Appropriate Box if a Member of a Group                       (a)  |_|
2                                                                                           (b)  |_|


-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
                     SEC USE ONLY      SEC Use Only
3

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
                     Source of Funds (See Instructions)                                      PF
4

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
                     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
5

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
                     Citizenship or Place of Organization                                   USA
6

-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------




                             7        Sole Voting Power                                     6,150,396
         Number of

           Shares            -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------
        Beneficially
                             8        Shared Voting Power                                   254,600
         Owned by
                             -------- -----------------------------------------------------------------------------------------
           Each              -------- -----------------------------------------------------------------------------------------

         Reporting           9        Sole Dispositive Power                                6,150,396
                             -------- -----------------------------------------------------------------------------------------
        Person with          -------- -----------------------------------------------------------------------------------------

                             10       Shared Dispositive Power                              254,600
---------------------------- -------- -----------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
                     Aggregate Amount Beneficially Owned by Each Reporting Person
11                   6,404,996

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
                     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
12                   (See Instructions)                                                     Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
                     Percent of Class Represented by Amount in Row (11)                     29.1%*
13

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
                      Type of Reporting Person                                              IN
14
-------------------- ----------------------------------------------------------------------------------------------------------

* The denominator is based on 22,019,655 shares of common stock outstanding as of August 1, 2008, as stated on the facing page of West Marine's Form 10-Q for the quarter ended June 28, 2008.

    This Amendment No. 1 amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008 (the "Schedule 13D") with respect to the common stock, par value $0.001 per share, of West Marine, Inc. (the "Issuer") as specifically set forth.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         On August 13, 2008, Mr. Repass entered into an Agreement to Establish a Rule 10b5-1 Buying Plan with RBC Capital Markets, a registered broker-dealer, for the purpose of establishing a trading plan to effect purchases of shares of the Issuer's common stock in compliance with all applicable laws including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 10b5-1. A copy of the Agreement to Establish a Rule 10b5-1 Buying Plan is attached as an exhibit hereto and incorporated herein by reference.

         Except for the Agreement to Establish a Rule 10b5-1 Buying Plan, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Repass and any person with respect to the Issuer's common stock beneficially owned by Mr. Repass.


Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

         Exhibit 7.01 Agreement to Establish a Rule 10b5-1 Buying Plan, dated as of August 13, 2008.

                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.




Date:   August  13, 2008                       By: /s/ Randolph K. Repass
        ---------------------                      ---------------------------
                                                   Randolph K. Repass

                                                                Exhibit 7.01


                Agreement to Establish a Rule 10b5-1 Buying Plan

         This Agreement to Establish a Rule 10b5-1 Buying Plan (this "Buying Plan"), dated August 13, 2008, between Randolph K. Repass ("Buyer"), and RBC Capital Markets ("Broker").

         WHEREAS, Buyer desires to enter into this Buying Plan to buy shares of common stock, par value $0.001 per share (the "Stock"), of West Marine, Inc. (the "Issuer") in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

         WHEREAS, Buyer desires to engage Broker as his exclusive agent to effect purchases of shares of Stock in accordance with this Buying Plan and Rule 10b-18 under the Exchange Act;

         NOW, THEREFORE, the Buyer and Broker hereby agree as follows:

1. Broker shall effect all purchases (each a "Purchase") of Stock under this Buying Plan in accordance with its terms, including those submitted in the form of Exhibit A from time to time, and Rule 10b-18 under the Exchange Act.

2. Buyer understands that Broker may not be able to effect a Purchase in the event of: (i) a market disruption; (ii) a legal, regulatory or contractual restriction applicable to Issuer or Broker; (iii) the receipt by Broker of written notice from counsel for the Issuer advising it that this Buying Plan is no longer in effect, or alternatively, that Purchases to be made under this Buying Plan are suspended until further notice. If any Purchase cannot be executed as required by this Buying Plan for any of these reasons, Broker shall effect such Purchase as promptly as practical after the cessation or termination of any market disruption, restriction, or suspension described above, or as promptly as possible after receipt of written affirmation of the continuing effect or validity of this Buying Plan or an amended or substituted Buying Plan.

3. Buyer represents and warrants that he is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock) and is entering into this Buying Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 and Rule 10b5-1 under the Exchange Act.

4. It is the intent of the parties that this Buying Plan comply with the requirements of Rule l0b5-1(c)(1) under the Exchange Act and that this Buying Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c)(1). Accordingly, neither party shall take any action that results in one or more transactions not so complying with such requirements.

5. Buyer represents and warrants that he is establishing this Buying Plan for the purpose of acquiring shares of the Stock for his own account and not for the purpose of acting in concert with the Issuer or any other person for purposes of Section 13 of the Exchange Act or Rule 10b-18 thereunder.

6. Buyer agrees to make all filings required under Sections 13(d), 13(g) and 16 of the Exchange Act.

7. Buyer agrees to identify to Broker all orders or instructions that will or could result in Purchases under this Buying Plan in the form of Exhibit A hereto (each an "Order or Instruction") and understands and further agrees that he may not amend, substitute or otherwise alter any such Order or Instruction without the prior written permission of Issuer, which written permission shall be provided to Broker directly from Issuer and may take the form of a later-dated Order or Instruction. Buyer further understands and agrees that he bears all legal and regulatory risks associated with any such amendment, substitution or alteration.

8. Buyer understands and acknowledges that this is his Buying Plan, and further represents that he has had full opportunity to consult with his legal counsel with respect to the validity of this Buying Plan, and that he is not relying on Broker for such counsel.

9. Broker shall give written notice of each purchase of Stock made by it under this Buying Plan within two business days following the date on which each such purchase is made. Each notice required by this section shall be given in accordance with Section 11 below.

10. Broker shall execute all purchase transactions under this Buying Plan in accordance with the timing, price and volume restrictions contained in subparagraphs (2), (3) and (4) of Rule 10b-18(b) under the Exchange Act.

11. All notices, and other communications given or made pursuant to this Buying Plan shall be in writing and shall be deemed to have been duly given or made (i) upon delivery, if sent by hand delivery or (ii) when received, if sent by registered or certified mail, return receipt requested, by prepaid overnight carrier, with a record of receipt, or
         (iii) by facsimile or telecopy if confirmed by telephone.

12. All notices to Broker under this Buying Plan shall be given to RBC Capital Markets, ATTN: Justin James, by (i) facsimile at (415) 633-8672 followed by telephonic confirmation at (415) 633-8698 or (ii) by certified mail or overnight courier to the address below:

                           RBC Capital Markets
                           ATTN: Justin James
                           2 Embarcadero Center
                           Suite (1200)
                           San Francisco, CA  (94111)


         All notices to Buyer under this Buying Plan shall be given to Randolph
K. Repass by (i) facsimile at (831) 768-5000 followed by telephonic confirmation at (831)728-2700, with a copy to Pamela J. Fields at
(831) 768-5869 and Thomas D. Twedt at (202) 776-2222 or (ii) certified mail or overnight courier to the addresses below:

                           Randolph K. Repass
                           500 Westridge Drive
                           Watsonville, CA  95076

                           with copies to:

                           West Marine, Inc.
                           500 Westridge Drive
                           Watsonville, CA  95076
                           ATTN:  Pamela J. Fields

                           Dow Lohnes PLLC
                           1200 New Hampshire Ave, N.W.
                           Suite (800)
                           Washington, D.C. 20036
                           ATTN:  Thomas D. Twedt

13. This Buying Plan may be terminated by either party with written notice to the other party.

14. This Buying Plan, shall be governed by and construed in accordance with the laws of the State of Delaware and may be modified or amended only by a writing signed by the parties hereto.

15. This Buying Plan may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same instrument.

16. Broker and Buyer each agree that this Buying Plan, and/or the information contained in this Buying Plan, may be publicly filed or otherwise disclosed in the event either party determines that such filing or disclosure is required by federal or state securities laws or other applicable laws or regulations.

         IN WITNESS WHEREOF, the undersigned have signed this Buying Plan as of the date first written above.


                                         /s/ Randolph K. Repass
                                         ------------------------------------
                                         Randolph K. Repass



                                         /s/ Justin James
                                         ------------------------------------
                                         Justin James


Acknowledged and Agreed:


/s/ Pamela J. Fields, Esq.
--------------------------------
West Marine, Inc.


Name of Officer:  Pamela J. Fields, Esq.
Title:  General Counsel

                                    Exhibit A


                        Rule 10b5-1 Order or Instruction
                                West Marine, Inc.


This is on Order or Instruction under that certain Buying Plan between Buyer and Broker dated August 13, 2008. The provisions hereof are incorporated into the Buying Plan and made a part thereof. Capitalized terms used but defined in this Exhibit A have the meaning given in the Buying Plan.

Buyer represents and warrants that he is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock) and is submitting these instructions in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 and Rule 10b5-1 under the Exchange Act.


     Beginning on [DATE], Broker shall affect a buy of West Marine, Inc. (WMAR) of:

         [        ]

     This Order or Instruction will terminate on the earlier of (i) [DATE] or
     (ii) the time when aggregate buys [$ or # shares] of Stock.

     Share amounts and share prices shall be appropriately increased or decreased to reflect any stock splits and recapitalizations.

     This Order or Instruction may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same instrument.



                                      * * *

     The undersigned have signed this Order or Instruction as of [DATE].


                                    BUYER:



                                    -----------------------------------------
                                    Randolph K. Repass



                                    BROKER:
                                    RBC Capital Markets




                                    -----------------------------------------
                                    By: Justin James, V.P. - Sales Trader